Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

September 5, 2013

Christina Chalk Senior Special Counsel Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	Lone Oak Acquisition Corporation Schedule TO-I filed August 21, 2013 SEC File No. 5-86157

Dear Ms. Chalk:

On behalf of our client, Lone Oak Acquisition Corporation, a Cayman Islands company (the “Company”), we hereby provide responses to comments issued in a letter dated September 3, 2013 (the “Staff’s Letter”) regarding the Company’s tender offer on Schedule TO-I (the “Schedule TO”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Schedule TO, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter on a point-by-point basis.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

Exhibit (a)(1)(A) - Offer Letter dated August 21, 2013

Important, page 3

1.	You state that you will not make the Offer to, “and will not accept any tendered Shares from” shareholders in certain jurisdictions. While you are not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) require you to accept all subject securities properly tendered. Please revise here and later in the Offer Letter under Miscellaneous on page 64 where similar disclosure appears.

COMPANY RESPONSE: The disclosure on pages 3 and 64 of the Offer Letter has been revised in response to the Staff’s comment to delete the language stating that the Company “will not accept any tendered Shares from” jurisdictions that it would be illegal for the Company to make an offer into.

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Christina Chalk September 5, 2013 Page 2

Special Note Regarding Forward-Looking Statements, page 43

2.	You state that you undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of the Offer to Purchase. Please revise, consistent with your obligations under Rule 13e-4(c).

COMPANY RESPONSE: The disclosure on page 43 of the Offer Letter has been revised in response to the Staff’s comment to indicate that the Company undertakes no obligation to revise forward-looking statements, except as required by law.

Certain Other Interests in the Proposals, page 50

3.	Expand to describe in further detail the interest that certain individuals promoting the proposals or soliciting proxies to vote in their favor may have that are different from the interests of other shareholders.

COMPANY RESPONSE: The disclosure on page 50 of the Offer Letter has been revised in response to the Staff’s comment.

Conditions of the Offer, page 60

4.	Refer to the language in the first paragraph of this section, last sentence. This language creates the impression that even if one of the listed offer conditions is “triggered” by an objective event or the non-occurrence of an event, you as the offeror would still have the right to determine whether to assert the offer condition. While you may waive an offer condition in your sole discretion, once it is triggered, you may not fail to assert it. Please confirm your understanding in your response letter.

COMPANY RESPONSE: The Company has advised us that it understands the statements set forth in the Staff’s comment.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Loeb & Loeb LLP